UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

American Realty Capital Properties, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

02917T104

(CUSIP Number)

Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Properties, Inc.
405 Park Avenue
New York, New York 10022
(212) 415-6500

Copies to:
Peter M. Fass, Esq.
Steven L. Lichtenfeld, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York
10036-8299
(212) 969-3000
________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS. American Realty Capital II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[_] (b)[X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,618,419
	8	SHARED VOTING POWER 449,400 (1)
	9	SOLE DISPOSITIVE POWER 1,618,419
	10	SHARED DISPOSITIVE POWER 449,400 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,067,819 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.92% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) ARC Properties Advisors, LLC, a wholly-owned subsidiary of the reporting person, holds 167,400 shares of Manager’s Stock (as described in Item 1 hereof), of which 153,450 remain unvested. Subject to the vesting provisions, the reporting person disclaims beneficial ownership of the shares of Manager’s Stock. In addition, the reporting person wholly owns American Realty Capital Advisors, LLC (the "ARCT Advisor"). The ARCT Advisor is the advisor to American Realty Capital Trust, Inc. ("ARCT"), which owns 282,000 shares of common stock of the Issuer, and in such capacity is responsible for managing ARCT's affairs on a day-to-day basis and for identifying and making investments on its behalf. The reporting person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.
(2) The percentage ownership is based upon 5,580,000 outstanding shares of common stock as of September 6, 2011, as reported by the Issuer in its Current Report on Form 8-K, filed with the SEC on September 9, 2011, plus 9,000 restricted shares of Common Stock issued to the independent directors of the Issuer, plus 167,400 shares of Manager’s Stock, for a total of 5,756,400 shares outstanding.

1	NAMES OF REPORTING PERSONS. ARC Properties Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[_] (b)[X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 167,400 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 167,400 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,400 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.90% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) The reporting person received shares of Manager’s Stock pursuant to a grant under the Issuer’s Equity Plan.
(2) The reporting person, a wholly-owned subsidiary of American Realty Capital II, LLC, holds 167,400 shares of Manager’s Stock (as described in Item 1 hereof), of which 153,450 remain unvested. Subject to the vesting provisions, the reporting person disclaims beneficial ownership of the shares of Manager’s Stock.
(3) The percentage ownership is based upon 5,580,000 outstanding shares of common stock as of September 6, 2011, as reported by the Issuer in its Current Report on Form 8-K, filed with the SEC on September 9, 2011, plus 9,000 restricted shares of Common Stock issued to the independent directors of the Issuer, plus 167,400 shares of Manager’s Stock, for a total of 5,756,400 shares outstanding.

1	NAMES OF REPORTING PERSONS. William M. Kahane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[_] (b)[X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,067,819 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,067,819 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,067,819 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.92% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The reporting person is a member-manager of American Realty Capital II, LLC, which holds 1,618,419 shares of common stock. In addition, the reporting person is the president and chief operating officer of American Realty Capital Trust, Inc., which holds 282,000 shares of common stock. The reporting person disclaims beneficial ownership of the shares of common stock held by each of American Realty Capital II, LLC and American Realty Capital Trust, Inc. except to the extent of his pecuniary interest in each respective entity. The reporting person is a member-manager of ARC Properties Advisors, LLC, which holds 167,400 shares of Manager’s Stock (as described in Item 1 hereof), of which 153,450 remain unvested. Subject to the vesting provisions, the reporting person disclaims beneficial ownership of the shares of Manager’s stock except to the extent of his pecuniary interest therein.
(2) The percentage ownership is based upon 5,580,000 outstanding shares of common stock as of September 6, 2011, as reported by the Issuer in its Current Report on Form 8-K, filed with the SEC on September 9, 2011, plus 9,000 restricted shares of Common Stock issued to the independent directors of the Issuer, plus 167,400 shares of Manager’s Stock, for a total of 5,756,400 shares outstanding.

1	NAMES OF REPORTING PERSONS. Nicholas S. Schorsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[_] (b)[X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,067,819 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,067,819 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,067,819 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.92% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The reporting person is a member-manager of American Realty Capital II, LLC, which holds 1,618,419 shares of common stock. In addition, the reporting person is the chief executive officer of American Realty Capital Trust, Inc., which holds 282,000 shares of common stock. The reporting person disclaims beneficial ownership of the shares of common stock held by each of American Realty Capital II, LLC and American Realty Capital Trust, Inc. except to the extent of his pecuniary interest in each respective entity. The reporting person is a member-manager of ARC Properties Advisors, LLC, which holds 167,400 shares of Manager’s Stock (as described in Item 1 hereof), of which 153,450 remain unvested. Subject to the vesting provisions, the reporting person disclaims beneficial ownership of the shares of Manager’s stock except to the extent of his pecuniary interest therein.
(2) The percentage ownership is based upon 5,580,000 outstanding shares of common stock as of September 6, 2011, as reported by the Issuer in its Current Report on Form 8-K, filed with the SEC on September 9, 2011, plus 9,000 restricted shares of Common Stock issued to the independent directors of the Issuer, plus 167,400 shares of Manager’s Stock, for a total of 5,756,400 shares outstanding.

Schedule 13D

Item 1. Security and Issuer .

This Amendment (this “Amendment”) of the Reporting Persons’ (as defined below) previous statement on Schedule 13D (“Initial Schedule 13D”) relates to (i) the common stock, $0.01 par value per share (the “Common Stock”) and (ii) the Manager’s Stock (the “Manager’s Stock”) of American Realty Capital Properties, Inc. (the “Issuer”) having its principal executive office at 405 Park Avenue, New York, NY 10022. This Amendment is being filed by the Reporting Persons as a result of a correction to the number of shares beneficially owned following the transactions reporting on and after September 6, 2011, which reflect a computation error, and to report additional purchases of common stock on the open market by American Realty Capital II, LLC. This Amendment amends and restates the Initial Schedule 13D in its entirety.

Shares of Manager’s Stock vest ratably in quarterly installments over a three-year period beginning on the first day of the calendar quarter after September 6, 2011. Following vesting, the Manager’s Stock votes along with the Common Stock on a one-to-one basis. At such time that the Issuer covers the payment of cash dividends declared on shares of the Common Stock with funds from operations, adjusted to exclude acquisition-related fees and expenses, for the six immediately preceding months, and pays all of the deferred dividends on the Manager’s Stock, each share of Manager’s Stock will convert into a share of the Common Stock, provided that to the extent any shares of Manager’s Stock remain subject to further vesting requirements, such vesting requirements will apply to the shares of Common Stock into which such shares of Manager’s Stock were converted. Except if ARC Properties Advisors, LLC (“ARC Advisors”) is terminated for “cause” pursuant to the Management Agreement between the Issuer and ARC Advisors (as described in Item 6 hereof) or resigns as manager under the Management Agreement other than for reason of the Issuer’s default in performance or observance of any material term, condition or covenant contained in the Management Agreement beyond the applicable cure period, in the event that the ARC Advisors no longer manages Issuer’s business affairs, holders of the Manager’s Stock will be entitled to exchange their shares of Manager’s Stock for shares of Common Stock. Shares of Manager’s Stock have no expiration date.

Item 2. Identity and Background.

This Amendment is being filed by American Realty Capital II, LLC (“ARC” and together with ARC Advisors, the “Reporting Entities”), ARC Advisors, Nicholas S. Schorsch, Chairman and Chief Executive Officer of the Issuer, and William M. Kahane, President and Chief Operating Officer of the Issuer (together, the “Principal Officers,” and collectively with the Reporting Entities, the “Reporting Persons”). ARC Advisors is a wholly owned subsidiary of ARC. Mr. Schorsch and Mr. Kahane are the managing members of ARC.

The principal business address of ARC, ARC Advisors and the Principal Officers is 405 Park Avenue, New York, NY 10022.

The principal business of ARC is to invest, directly and indirectly, in real estate and sponsor real estate investment programs. The principal business of ARC Advisors is to manage the day-to-day affairs and business of the Issuer. The principal business of each of the Principal Officers is to manage the Reporting Entities and a number of affiliated entities with similar businesses.

ARC and ARC Advisors are limited liability companies organized under the laws of the State of Delaware. Each Principal Officer is a citizen of the United States.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

ARC used funds received from its capital contributions from members holding interests in ARC to purchase the shares of Common Stock from the Issuer. ARC wholly owns American Realty Capital Advisors, LLC, the advisor to American Realty Capital Trust, Inc. (“ARCT”), and in such capacity is responsible for managing ARCT’s affairs on a day-to-day basis and for identifying and making investments on its behalf. ARCT used available working capital to purchase the shares of Common Stock from the Issuer. ARC Advisors received shares of Manager’s Stock pursuant to a grant under the Issuer’s Equity Plan.

Item 4. Purpose of Transaction.

Each Reporting Person purchased the shares of Common Stock for investment purposes. Each Reporting Person intends to review its holding in the Issuer on a continuing basis depending upon, among other things, current and anticipated future trading price for the Issuer’s securities, the financial condition, results of operations and prospects of the Issuer and its business, general economic, market and industry conditions, and such Reporting Person’s overall strategic objective and financial condition.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)
The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except the vesting of shares of Manager’s Stock previously granted to ARC Advisors and reported on this Schedule 13D;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)
As of October 25, 2011, each of ARC, Nicholas S. Schorsch and William M. Kahane held 35.92% of the Issuer’s Common Stock, which percentage is calculated based upon 5,747,400 shares reported to be outstanding (including shares of Manager’s Stock). With respect to the shares of Common Stock held by ARCT, each of ARC, Mr. Schorsch and Mr. Kahane disclaims beneficial ownership except to the extent of his pecuniary interest therein. Subject to the vesting provisions, each of ARC, Nicholas S. Schorsch and William M. Kahane disclaims beneficial ownership of the shares of Manager’s Stock except to the extent of his pecuniary interest therein.

As of October 25, 2011, ARC Advisors held all of the outstanding shares of Manager’s Stock, which is calculated to be 2.90% of the Issuer’s Common Stock, which percentage is calculated based upon 5,747,400 shares reported to be outstanding (including shares of Manager’s Stock).

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)
ARC purchased 1,600,919 shares of Common Stock in the Issuer’s initial public offering at a price of $11.50 per share. In addition, ARC has made the following purchases of shares of Common Stock of the Issuer on the open market:

o	4,000 shares of Common Stock purchased on September 27, 2011 at $10.25 per share.
o	8,000 shares of Common Stock purchased on September 28, 2011 at $10.99 per share.
o	1,000 shares of Common Stock purchased on September 29, 2011 at $11.64 per share.
o	1,500 shares of Common Stock purchased on September 30, 2011 at $11.56 per share.
o	1,000 shares of Common Stock purchased on October 5, 2011 at $11.75 per share.
o	1,000 shares of Common Stock purchased on October 11, 2011 at $11.98 per share.
o	1,000 shares of Common Stock purchased on October 12, 2011 at $11.98 per share.

ARCT purchased 282,000 shares of Common Stock in the Issuer’s initial public offering at a price of $12.50 per share.

ARC Advisors received 167,400 shares of Manager’s Stock pursuant to a grant under the Issuer’s Equity Plan.

Except as set forth above, no other Reporting Person has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Management Agreement: On September 6, 2011, the Issuer and ARC Advisors entered in a Management Agreement (the “Management Agreement”), pursuant to which ARC Advisors will manage the day-to-day business affairs of the Issuer. The Management Agreement requires ARC Advisors to manage the Issuer’s business affairs in conformity with the investment guidelines and other policies that are approved and monitored by the Issuer’s board of directors. ARC Advisors’ role as Manager is under the supervision and direction of the Issuer’s board of directors. ARC Advisors is responsible for, among other duties, (1) performing all of the Issuer’s day-to-day functions, (2) determining the Issuer’s investment strategy and guidelines in conjunction with the Issuer’s board of directors, (3) sourcing, analyzing and executing investments, financings, and dispositions of investments, and (4) performing asset management duties. This description of the Management Agreement is qualified in its entirety by reference to the full text of the Management Agreement, which is incorporated herein by reference.

Contribution Agreement: On September 6, 2011, pursuant to a contribution agreement, dated as of February 4, 2011 (the “Contribution Agreement”), between ARC Properties Operating Partnership, L.P. (the “Operating Partnership”), the operating subsidiary of the Issuer, of which the Issuer is the sole general partner, and ARC Real Estate Partners, LLC (“ARC Partners”), containing customary terms and conditions, ARC Partners contributed certain indirect ownership interests in the Issuer’s property subsidiaries owning its real estate portfolio for units of limited partnership interests in the Operating Partnership (“OP units”). 310,000 OP units (with a combined aggregate value of approximately $3.9 million) were received in exchange for indirect interests in 29 property subsidiaries that own the Issuer’s 63 real properties. The OP units are exchangeable for cash or, at the option of the Operating Partnership, shares of the Issuer’s Common Stock on a one-to-one basis. All the equity interests in ARC Partners are owned by the Issuer’s executive officers in accordance with their proportionate ownership of ARC Partners. This description of the Contribution Agreement is qualified in its entirety by reference to the full text of the Contribution Agreement, which is incorporated herein by reference.

Registration Rights Agreement: On September 6, 2011, the Issuer, ARC Advisors and ARC Partners entered into a Registration Rights Agreement (the “Registration Rights Agreement”) containing customary terms and conditions, with regard to (i) the Common Stock issuable in exchange for the 310,000 OP units acquired by ARC Partners in the formation transactions, (ii) the shares of Common Stock that are issuable upon the vesting and conversion of the 167,400 restricted shares of Manager’s Stock granted to ARC Advisors under the Issuer’s Equity Plan on September 6, 2011, (iii) any equity-based awards granted to ARC Advisors under the Issuer’s Equity Plan in the future, and (iv) any shares of Common Stock that ARC Advisors may receive pursuant to the incentive fee provisions of the Management Agreement in the future (collectively, the “Registrable Shares”). Pursuant to the terms of the Registration Rights Agreement, the Issuer granted to ARC Advisors and ARC Partners unlimited demand registration rights to have the Registrable Shares registered for resale under the Securities Act of 1933, as amended (the “Securities Act”), and in certain circumstances and subject to certain conditions, piggyback registration rights. This description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated herein by reference.

Equity Incentive Plan: The Issuer has adopted an Equity Incentive Plan, pursuant to which it will provide incentive compensation to directors, officers, advisors, consultants and other personnel, including ARC Advisors and its affiliates and personnel. The Equity Incentive Plan is administered by the compensation committee of the Issuer’s board of directors, consisting solely of non-executive directors, each of whom is intended to be, to the extent required by Rule 16b-3 under the Exchange Act, a non-employee director. The compensation committee may, among other things, establish performance goals that must be met in order for awards to be granted or to vest, or for the restrictions on any such awards to lapse. The total number of shares that may be made subject to awards under Equity Incentive Plan is equal to 10.0% of the total number of issued and outstanding shares of Common Stock (on a fully diluted basis assuming the redemption of all OP units for shares of Common Stock) at any time, other than the initial grant of 167,400 restricted shares of Manager’s Stock, which is equal to 3.0% of the shares of Common Stock sold in the Issuer’s initial public offering, to ARC Advisors, which was also granted under the Equity Plan. This description of the Equity Incentive Plan is qualified in its entirety by reference to the full text of the Equity Incentive Plan, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Management Agreement, dated as of September 6, 2011, between American Realty Capital Properties, Inc. and ARC Properties Advisors, LLC, incorporated by reference to Exhibit 10.1 of Amendment No. 4 to the Issuer’s Registration Statement on Form S-11 (333-172205), filed with the Securities and Exchange Commission on June 13, 2011.

Exhibit 2 – Contribution Agreement, dated as of February 4, 2011, between ARC Properties Operating Partnership, L.P. and ARC Real Estate Partners, LLC, incorporated by reference to Exhibit 10.10 to the Issuer’s Registration Statement on Form S-11 (333-172205), filed with the Securities and Exchange Commission on February 11, 2011.

Exhibit 3 – Registration Rights Agreement, dated as of September 6, 2011, between American Realty Capital Properties, Inc., ARC Properties Advisors, LLC and ARC Real Estate Partners, LLC, incorporated by reference to Exhibit 10.7 of Amendment No. 4 to the Issuer’s Registration Statement on Form S-11, filed with the Securities and Exchange Commission on June 13, 2011.

Exhibit 4 – Equity Incentive Plan, incorporated by reference to Exhibit 10.3 of Amendment No. 4 to the Issuer’s Registration Statement on Form S-11 (333-172205), filed with the Securities and Exchange Commission on June 13, 2011.

Exhibit 99.1 – Agreement regarding filing of joint Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 28, 2011

AMERICAN REALTY CAPITAL II, LLC

By:	/s/ Nicholas S. Schorsch
Name:	Nicholas S. Schorsch
Title:	Manager

ARC PROPERTIES ADVISORS, LLC

By: American Realty Capital II, LLC,
Its Sole Member

By:	/s/ Nicholas S. Schorsch
Name:	Nicholas S. Schorsch
Title:	Manager

/s/ Nicholas S. Schorsch
Nicholas S. Schorsch

/s/ William M. Kahane
William M. Kahane